* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. EDT June 26, 2024.

CONTROL #

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY EMAIL

Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

ATTEND THE VIRTUAL MEETING

If you would like to attend the Virtual Meeting, please register for the Extraordinary General Meeting of Stockholders to be held at 8:30 a.m. EDT on June 27, 2024 via the following URL:

https://meeting.vstocktransfer.com/2024SRIVARU

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting of Shareholders - SRIVARU Holding Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD RECOMMENDS A VOTE "FOR" ALL THE PROPOSALS.

1. A Srivaru proposal to give the Board of Directors discretion to approve a reverse share split at an exchange ratio of up to one-for-fifteen (1:15) within 12 months of the shareholders' approval.

☐ FOR ☐ AGAINST ☐ ABSTAIN

2. A Srivaru proposal that the authorised share capital of the Company be adjusted in proportion to any reverse share split implemented pursuant to Proposal 1.

☐ FOR ☐ AGAINST ☐ ABSTAIN

3. A Srivaru proposal that the authorised share capital be increased regardless of whether the reverse share split occurs.

☐ FOR ☐ AGAINST ☐ ABSTAIN

4. A Srivaru proposal to amend the Securities Escrow Agreement to permit the release and issuance of earnout shares without the occurrence of the milestone events.

☐ FOR ☐ AGAINST ☐ ABSTAIN

5. A Srivaru proposal to adjust the number of earnout shares to reflect the Company's additional share issuances at the Closing of the Business Combination, as well the reverse share split, should it occur.

☐ FOR ☐ AGAINST ☐ ABSTAIN

6. A Srivaru proposal to adopt the second amended and restated memorandum and articles of association to reflect any reverse share split, any related adjustment, and the authorized share capital increase and to provide for a staggered board of directors, divided into three classes, with shareholders electing directors for a full term of two (2) years.

☐ FOR ☐ AGAINST ☐ ABSTAIN

(PROPOSALS CONTINUED ON REVERSE)

Date	Signature	Signature, if held jointly

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

SRIVARU Holding Limited
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 27, 2024

Important Notice Regarding the Availability of Proxy Materials for the Meeting to be held on June 27, 2024

The notice, proxy statement, and proxy card are also available at:
https://ts.vstocktransfer.com/irhlogin/SRIVARUHOLDINGLIMITED

To Register for the Virtual Meeting, Please Visit:
https://meeting.vstocktransfer.com/2024SRIVARU

This Proxy is solicited on behalf of the management of SRIVARU Holding Limited. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned registered shareholder or, if no direction is provided, at the discretion of the proxy. If no direction is made and the chairman of the Meeting is appointed as proxy, this Proxy will be voted FOR the proposals described above.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

7. A Srivaru proposal to enter into an additional financing such as the proposed Committed Equity Financing Facility.

☐ FOR ☐ AGAINST ☐ ABSTAIN

8. A Srivaru proposal to approve the adjournment of the Meeting to a later date or dates to (A) supplement or amend the proxy statement or (B) solicit additional proxies from shareholders in favour of one or more of the proposals.

☐ FOR ☐ AGAINST ☐ ABSTAIN

The undersigned shareholder of the Company, hereby acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders (the "Meeting") and the Proxy Statement, each dated June 12, 2024, and hereby appoints Mohanraj Ramasamy and Weng Kiat (Adron) Leow or, if no person is otherwise specified, the chairman of the Meeting, as proxy and representative, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company (or any adjournment or postponement of the Meeting) to be held on June 27, 2024, at 8:30 a.m., Eastern time, by Conference Call, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy if no direction is given and upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder or, if no direction is provided, at the discretion of the proxy. If the chairman of the Meeting is appointed as proxy and no direction is made, this proxy will be voted FOR the proposals.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

TEST ISSUE REF 1999